UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
September 28, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Gryphon Gold Corporation

File No. 333-127635 - CF#28507

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Gryphon Gold Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on April 24, 2012, as amended on June 29, 2012, July 2, 2012, August 3, 2012, and September 14, 2012.

Based on representations by Gryphon Gold Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 4.1	through April 18, 2022
Exhibit 10.1	through April 18, 2022
Exhibit 10.2	through April 18, 2022

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Pamela Howell
Special Counsel